

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

Valerie Palmieri
President and Chief Executive Officer
Aspira Women's Health Inc.
35 Nutmeg Drive Suite 260
Trumbull, Connecticut 06611

  Re: Aspira Women's Health Inc.
       Registration Statement on Form S-3
       Filed January 20, 2021
       File No. 333-252267

Dear Ms. Palmieri:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Beth E. Berg, Esq.